EXHIBIT 12.1
                            RICHFOOD HOLDINGS, INC.
                             COMPUTATION OF RATIOS

The following relates to the ratio computations in the portions of the Company's 1995 Annual Report incorporated by reference herein.

Book Value Per Share = Total stockholders' equity divided by the number of shares of Common Stock outstanding at fiscal year end.

Net Earnings as a Percent of Sales = Net earnings divided by sales.

Return on Average Stockholders' Equity = Net earnings divided by average stockholders' equity.

	Average stockholder's equity was computed by adding the total
stockholders' equity at the beginning of 	the fiscal year to the total
stockholders' equity at the end of the fiscal year and then dividing this sum by two.

Current ratio = Current assets divided by current liabilities.

Institutional Debt to Equity = Institutional debt divided by total stockholders' equity.

	Institutional debt consists of outstanding borrowings from financial institutions and institutional investors.

Working Capital = current assets minus current liabilities.

Inventory Turnover = Cost of goods sold divided by average inventories.

	Average inventories was computed by adding the inventories at the beginning of the fiscal year to the inventories at the end of the fiscal year and then dividing this sum by two.

Return on Average Assets = Net earnings divided by average total assets.

	Average total assets was computed by adding total assets at the beginning of the fiscal year to the total at the end of the fiscal year and then dividing this sum by two.